SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Body Central Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09689U102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 09689U102	13G/A	Page 2 of 9

1	NAME OF REPORTING PERSONS North Run Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,542**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,542**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,542**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 09689U102	13G/A	Page 3 of 9

1	NAME OF REPORTING PERSONS North Run Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,542**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,542**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,542**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 09689U102	13G/A	Page 4 of 9

1	NAME OF REPORTING PERSONS Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,542**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,542**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,542**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 09689U102	13G/A	Page 5 of 9

1	NAME OF REPORTING PERSONS Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,542**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,542**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,542**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of the Investment Manager. The Investment Manager is the investment manager of certain private pooled investment vehicles (collectively, the “Funds”). This Amendment relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Body Central Corp., a Delaware corporation (the “Issuer”), held by the Funds.

Item 4	Ownership.

Item 4 of the Schedule 13G is hereby amended and restated to read as follows:

(a)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 49,542 shares of Common Stock.

(b)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 0.3% of the outstanding shares of Common Stock. This percentage was determined by dividing 49,542 by 16,632,197, which is the number of shares of Common Stock outstanding as of October 31, 2013, according to the Issuer’s Form 10-Q filed on November 5, 2013 with the Securities and Exchange Commission.

(c)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 49,542 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Schedule 13G is hereby amended and restated to read as follows:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 24-1

Power of Attorney of Thomas B. Ellis, dated December 11, 2009.

Exhibit 24-2

Power of Attorney of Todd B. Hammer, dated December 11, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

By: *
Name: Thomas B. Ellis
Title: Member

and

By: *
Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	*
Name: Thomas B. Ellis
Title: Member

and

By:	*
Name: Todd B. Hammer
Title: Member

*
Thomas B. Ellis

*
Todd B. Hammer

* By	/s/ SARAH L. FILION
Sarah L. Filion, Attorney-in-Fact
Pursuant to Powers of Attorney filed as exhibits hereto